New Providence Acquisition Corp. II

10900 Research Blvd

Suite 160C, PMB 1081
Austin, TX 78759

April 9, 2021

VIA EDGAR

James Lopez

Mary Beth Breslin

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	New Providence Acquisition Corp. II
Amendment No. 1 to Registration Statement on Form S-1
Filed March 26, 2021
File No. 333-253337

Ladies and Gentlemen:

This letter sets forth responses of New Providence Acquisition Corp. II (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 8, 2021, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “First Amendment”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised Exhibit 3.2 in response to the Staff’s comments and the Company is concurrently with this letter publicly filing an exhibits-only amendment to the Registration Statement, which reflects these revisions (the “Second Amendment”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the First Amendment.

Amendment No. 1 to Form S-1 filed March 26, 2021

General

1.Staff’s comment: We note your response to comment 3 and revised disclosure on page 131 that “a portion of the $20,000 monthly fee paid to our sponsor is allocated to the reimbursement of Mr. Bradley’s monthly salary.” Please file the compensation agreement between the sponsor and your CFO and advise us what Item 402 of Regulation S-K disclosure will be provided about the arrangement in future filings.

Response: We acknowledge the Staff’s comment. We note that there are no compensation arrangements between our sponsor and our chief financial officer. As disclosed in the First Amendment, including on pages 27, 69, 89, 107, 112, 114, 122, 124 and F-12, our chief financial officer’s compensation arrangement is with an affiliate of our sponsor (the “Sponsor Affiliate”). We further inform the Staff that only one of the members of our sponsor controls the Sponsor Affiliate. Mr. Bradley’s compensation arrangement with the Sponsor Affiliate was entered into in August 2019 prior to the formation of the Company and our sponsor. Mr. Bradley’s employment relationship with the Sponsor Affiliate is not documented, does not require him to perform any particular duties or responsibilities and does not have any time or attention requirements for any particular matter. Mr. Bradley receives a fixed monthly fee and certain health and welfare benefits from the Sponsor Affiliate that are not tied to his role as the chief financial officer of the Company, New Providence Acquisition Corp. III or any other entity. Mr. Bradley performs a variety of services at the direction of the Sponsor Affiliate, which include transaction management and negotiation services. Such transaction management and negotiation services may include services to the Company, New Providence Acquisition Corp. III or any other entity as the Sponsor Affiliate may direct from time to time. There is also no documented agreement between our sponsor and the Sponsor Affiliate with respect to our sponsor’s reimbursement of expenses incurred by the Sponsor Affiliate in connection with any activities that the Sponsor Affiliate directs Mr. Bradley to undertake on our sponsor’s behalf, including with respect to the Company; rather, any reimbursement is provided on an ad hoc basis.

As a result, we do not believe the terms of Mr. Bradley’s compensation arrangement with the Sponsor Affiliate are required to be disclosed under Item 402 of Regulation S-K. Item 402(m)(1) of Regulation S-K requires disclosure of all compensation awarded to, earned by, or paid to the named executive officers for all services rendered in all capacities to the registrant. The fixed fee paid to Mr. Bradley by the Sponsor Affiliate is not paid to him for services rendered to the Company - rather, it is paid regardless of whether he is serving as Chief Financial Officer of the Company and is not related in any way to his provision of services to the Company. Furthermore, neither our sponsor nor the Company have any influence over the terms of Mr. Bradley’s employment or the amount, form or terms of compensation received by Mr. Bradley pursuant to this arrangement - as noted above, the Sponsor Affiliate makes all employment determinations, including with respect to his compensation, and the Sponsor Affiliate is controlled by only one of the members of our sponsor.

We do not believe that disclosure of information with respect to a fixed fee arrangement with an affiliate of our sponsor over which neither the Company nor our sponsor have any control would be meaningful to investors.

Exhibit 3.2 to Amendment No. 1 to Form S-1 filed March 26, 2021

2.Staff’s comment: We note that, unlike page 149 of the prospectus, Section 12.1 of Exhibit 3.2 does not explicitly state that the exclusive forum provision does not apply to Exchange Act claims. Please revise the exhibit to clearly state that the provision does not apply to Exchange Act claims or advise us how you will make future investors aware of the provision’s limited applicability.

Response: We acknowledge the Staff’s comment, and we have updated the Exhibit 3.2 to state that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States of America have exclusive jurisdiction.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Julian J. Seiguer at (713) 836-3334 of Kirkland & Ellis LLP.

Sincerely,

/s/ Gary P. Smith
Gary P. Smith Chief Executive Officer

Via E-mail:

cc:	Julian J. Seiguer
Christian O. Nagler
Kirkland & Ellis LLP

Michael P. Heinz
Keith B. DeLeon
Kunle Deru
Sidley Austin LLP